NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Monday, April 3, 2006

Contact:

Investor Relations

(No.2006-04-08)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Acquires Large Uranium Portfolio in Wyoming and South Dakota, U.S.A

Vancouver, British Columbia – April 3, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (“Northern Canadian” or the “Company”) is pleased to announce it has signed a binding Letter Agreement with the Miller-Berdahl Partnership (“ MB ”) to acquire a 100% interest in over 12,000 acres of uranium mineral claims and State of Wyoming leases (the “Properties”).  The Properties are located in four historic uranium producing districts; three in Wyoming, and one in South Dakota.  The Properties contain uranium mineralization that was explored during historic drilling completed by previous mining companies.  Two properties contain historic mines that operated until the down-turn of the uranium market in the late 1970’s.

Since 1995, Wyoming has been the leading producer of uranium in the U.S. and Wyoming also contains the largest uranium reserves in the U.S.  Since 1991, all uranium production in Wyoming has been from low-cost, in-situ leach (ISL) extraction.  Two ISL mining operations in Wyoming are now producing uranium at Cameco’s Highland/Morton Ranch and Smith Ranch Operations.  The presence of modern, production facilities currently operating in Wyoming, confirms that Wyoming is an excellent location for the discovery and development of new deposits.

Northern Canadian is now conducting due diligence and compiling historic data, in preparation for sampling and drilling programs that will attempt to convert the previously identified mineralization, to National Instrument 43-101 (“NI 43-101”) compliant uranium resources.  The Properties have potential to host a large uranium deposit through expansion of known deposits and discovery of new deposits along strike and at depth.  Based on historical results, uranium deposits may occur with average grades ranging from 0.1 – 0.3% U3O8, located near-surface, and may be amenable to in-situ leach extraction.  The Company cautions that these results are not compliant with National Instrument 43-101 and are provided for informational purposes only.  Actual results under NI 43-101 compliant categories may vary materially.  Northern Canadian will retain MB on a contract basis, for a minimum of 60 days to assist with program planning, compilation, and acquisition of additional properties.  Northern Canadian will operate from MB office in Newcastle, Wyoming and the Company’s office in Golden, Colorado.

The Letter Agreement with Miller Berdahl Partnership is subject to TSX Venture Exchange approval and requires preparation of a formal Option Agreement containing the following terms and conditions.  Northern Canadian Minerals Inc. can earn a 100% interest, over a three year option period, subject to a 2.5% NSR royalty to MB, by completing the following obligations (all funds USD):

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca

Upon signing Letter Agreement

$  25,000

Upon receiving TSX-V approval:

$125,000 and 200,000 NCA shares

Year 1 Work Commitment:

$100,000

Year 1 Anniversary:

$100,000 and 100,000 NCA shares

Year 2 Anniversary

$200,000 and 100,000 NCA shares

Year 3 Anniversary

$300,000 and 100,000 NCA shares

Total cash and shares:

$750,000 and 500,000 NCA shares

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (Vice President-Exploration), a geologist with over 28 years of exploration experience.  Keith Laskowski is the Company’s Qualified Person on its exploration projects.  Northern Canadian is also exploring its flagship property, the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin in Saskatchewan.  The Company has two uranium properties located on the north side of the Athabasca Basin, and three uranium properties in southwest Nevada.  The Company is also evaluating additional property acquisition opportunities in North America and overseas.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  The potential quantity and grade of the above described uranium deposits is based upon historic drilling records obtained from the University of Utah Library and mining company archives and are not compliant with National Instrument 43-101.  The estimate of the potential quantity and grade of the mineralization is conceptual in nature because insufficient exploration to define a mineral resource has occurred on the properties.  It is uncertain if further exploration will result in discovery of mineral resource on the property.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca